SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                         Dr. Pepper/Seven-Up Companies, Inc.
                       --------------------------------------
                                   (Name of Issuer)

                        Common Stock, Par Value $.01 per Share
                     -------------------------------------------
                            (Title of Class of Securities)

                                       256131  30  1
                           --------------------------------
                                    (CUSIP Number)

                                 Henry A. Udow, Esq.
                                Cadbury Beverages Inc
                                  6 High Ridge Park
                                    P.O. Box 3800
                           Stamford, Connecticut 06905-0800
                              Telephone: (203) 329-0911
                  ------------------------------------------------
                    (Name, Address, and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                      Copies to:

          Michael A.C. Clark, Esq.                Alfred J. Ross, Jr., Esq.
          Cadbury Schweppes plc                   Shearman & Sterling
          25 Berkeley Square                      599 Lexington Avenue
          London W1X 6HT                          New York, NY 10022
          England                                 Telephone: (212) 848-4000
          Telephone: 011-4471-830-5006

                                   October 25, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          ==================================================================

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule
          13d-1(b)(3) or (4), check the following box [   ].

          Check the following box if a fee is being paid with this
          statement [   ].


                                  Page 1 of 6 Pages

           CUSIP NO. 256131 30 1


            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of above Person
               CADBURY BEVERAGES INC




            2  Check the Appropriate Box if a Member of a Group (See
               Instructions)
               [ ]   (a)
               [ ]   (b)

            3  SEC Use Only

            4  Source of Funds (See Instructions)
                    BK, AF, WC

            5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]

            6  Citizenship or Place of Organization
                     DELAWARE

                            7  Sole Voting Power
              Number of
               Shares
            Beneficially    8  Shared Voting Power
              Owned By              15,620,746
                Each
              Reporting     9  Sole Dispositive Power
               Person
                With        10 Shared Dispositive Power
                                    15,620,746

           11  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                    15,620,746

           12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                 [ ]
           13  Percent of Class Represented by Amount in Row (11)
                    23.3%

           14  Type of Reporting Person (See Instructions)
                    CO



                                  Page 2 of 6 Pages

           CUSIP NO. 256131 30 1


            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of above Person
               CADBURY SCHWEPPES PUBLIC LIMITED COMPANY




            2  Check the Appropriate Box if a Member of a Group (See
               Instructions)
               [ ]   (a)
               [ ]   (b)

            3  SEC Use Only

            4  Source of Funds (See Instructions)
                    BK, AF, WC

            5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]

            6  Citizenship or Place of Organization
                     ENGLAND

                            7  Sole Voting Power
              Number of
               Shares
            Beneficially    8  Shared Voting Power
              Owned By              15,620,746
                Each
              Reporting     9  Sole Dispositive Power
               Person
                With        10 Shared Dispositive Power
                                    15,620,746

           11  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                    15,620,746

           12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                 [ ]
           13  Percent of Class Represented by Amount in Row (11)
                    Approximately 23.3%

           14  Type of Reporting Person (See Instructions)
                    CO



                                  Page 3 of 6 Pages

                    This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission"), on September 20, 1993 by Cadbury Beverages Inc ("Cadbury Inc"). This Amendment No. 3 is filed with respect to the shares of Common Stock, par value $.01 per share, of Dr. Pepper/Seven-Up Companies, Inc. (the "Issuer"). The following amendment to Item 4 of the Schedule 13D is hereby made. Unless otherwise defined herein all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Item 4.  Purpose of Transaction
                   ----------------------

                    Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

                    On August 19, 1993, Cadbury Inc and The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which Cadbury Inc purchased from Prudential 12,175,861 shares of Nonvoting Common Stock of the Issuer for an aggregate purchase price of $231,341,359. The waiting period under the HSR Act applicable to its August 19, 1993 acquisition of Nonvoting Common Stock expired on October 1, 1993, and on October 4, 1993, Cadbury Inc exercised its right to convert its shares of Nonvoting Common Stock into an equivalent number of shares of Common Stock of the Issuer (the "Common Stock").

                    The purpose of the purchase by Cadbury Inc of the shares of Common Stock owned by Prudential was to increase significantly its equity interest in the Issuer. As part of its continuing review of its interest in the Issuer, Cadbury Schweppes plc ("Cadbury plc"), the owner of all the issued and outstanding shares of capital stock of Cadbury Inc, has had exploratory discussions with the Issuer regarding a possible business combination between the Issuer and Cadbury Inc which would have resulted in Cadbury Inc controlling the Issuer.
          During the course of such discussions, no definitive proposals or plans were developed by Cadbury plc or Cadbury Inc.

                    Cadbury Inc intends to review from time to time its investment in the Issuer and may have further discussions with the Issuer regarding an acquisition of control of the Issuer through a cash tender offer, exchange offer, merger or other similar transaction. However, there can be no assurances that any such further discussions will occur or, if they do occur, that they will result in any plan or proposal being developed by Cadbury Inc or in any such transaction. Cadbury Inc will also review from time to time its investment in the Issuer to determine whether to acquire additional shares or dispose of all or a portion of the shares of Common Stock it now owns or to seek representation on the Board of Directors of the Issuer. Cadbury Inc will take such actions in the future as Cadbury Inc may deem appropriate in light of the circumstances existing from time to time (including, without limitation, general economic and stock market conditions, the financial condition, business and prospects of the Issuer and Cadbury plc and other opportunities available to Cadbury plc).


                                  Page 4 of 6 Pages

                                      Signature
                                      ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          October 25, 1994                        CADBURY BEVERAGES INC



                                             By  /s/ Henry A. Udow
                                               -----------------------------
                                                 Name: Henry A. Udow
                                                 Title:   Vice President








































                                  Page 5 of 6 Pages

                                      Signature
                                      ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          October 25, 1994                        CADBURY SCHWEPPES PLC



                                             By  /s/ Michael A.C. Clark
                                               -----------------------------
                                                 Name: Michael A.C. Clark
                                                 Title: Group Secretary
                                                        and Chief Legal Officer






































                                  Page 6 of 6 Pages